UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                               VISX, Incorporated
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    92844S105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor

                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 10,2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                   3,245,505

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                   3,245,505

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,245,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.36226%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   3,245,505

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   3,245,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,245,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.36226%

14       TYPE OF REPORTING PERSON*
                  OO

SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  2,774,500

         8        SHARED VOTING POWER
                          0

         9        SOLE DISPOSITIVE POWER
                  2,774,500

         10       SHARED DISPOSITIVE POWER
                          0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,774,500

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.58406%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   6,020,005

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   6,020,005

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    9.94633%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           1,490

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           1,490

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,490

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.0000246%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, $.01 par value (the "Shares"), of VISX, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3400 Central Expressway, Santa Clara, California 95051- 0703."

Item 2.  Identity and Background

         The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale")(Barberry, High River and Riverdale are collectively, the "Icahn Group"), Carl C. Icahn, a citizen of the United States of America and Gail Golden, a citizen of the United States of America and Mr. Icahn's spouse, (collectively, the "Registrants"). The principal business address and the address of the principal office of (i) Barberry, High River and Riverdale is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn and Gail Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Riverdale is the general partner of High River. Each of Riversale and Barberry is 100 percent owned by Carl C. Icahn.

         Each of Barberry and High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF").
Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

         Gail Golden's present principal occupation or employment is acting as Vice Chairman of Lowestfare.com, LLC ("Lowestfare"), an internet based travel agency indirectly wholly-owned by Mr. Icahn. Ms. Golden also acts as an officer of various other entities, indirectly or directly, wholly-owned by Mr. Icahn.

Lowestfare's principal business address is at 980 Kelly Johnson Drive, Las Vegas, Nevada 89119.

         The name, citizenship, present principal occupation or employment and business address of each member of Riverdale is set forth in this section. Each such person is a citizen of the United States of America. To the best of Registrants' knowledge, except as set forth in this section, none of the managers or executive officers of the Registrants own any shares of the Issuer.

         Carl C. Icahn is the sole member of Riverdale and the sole shareholder of Barberry and owns 100% of the interests in each of the entities. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Icahn Group.

         None of Barberry, High River, Riverdale, Carl C. Icahn, Gail Golden nor any manager or executive officer of any of the Icahn Group, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 6,020,005 Shares purchased by Icahn Group was $141,938,259.76(including commissions). The source of funding for the purchase of these Shares was general working capital of the Icahn Group.

         The aggregate purchase price of the 1,490 Shares purchased by Gail Golden was $34,407.52 (including commissions and transaction charges). The source of funding for the purchase of these Shares was personal income of Gail Golden.

Item 4.  Purpose of Transaction

         Registrants acquired the Shares because they believe that they are undervalued compared to what Registrants believe is their intrinsic value. Registrants would consider acquiring additional Shares from time to time depending on market conditions, provided that such purchases are not prohibited by Issuer's newly adopted poison pill.

         On October 20, 2000, Mr. Icahn spoke with Elizabeth H. Davila, Issuer's President and Chief Operating Officer. They discussed

Registrants' view that the poison pill's 10% threshold is unreasonably low and that the poison pill should be amended to increase the threshold. They also discussed Registrants' view that the Issuer should seek to sell itself to a larger company with a more integrated line of products so that Issuer can more effectively compete with the better capitalized and broader-based companies in its field. Ms. Davila indicated that she would take Registrants' views under advisement.

         Depending upon market conditions and its views concerning the poison pill, Registrants may determine to acquire additional Shares of Issuer at any time and from time to time in the open market or otherwise. Depending upon market conditions, Registrants may determine to sell Shares at any time and from time to time in the open market or otherwise.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of the business day on October 20, 2000, Registrants may be deemed to beneficially own, in the aggregate, 6,021,495 Shares, representing approximately 9.94879% of the Issuer's outstanding Shares (based upon the 60,524,854 Shares stated to be outstanding as of July 31, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on August 14, 2000).

         (b) Each of Barberry and High River has sole voting power and sole dispositive power with regard to 2,774,500 and 3,245,505 Shares, respectively. Riverdale has shared voting power and shared dispositive power with regard to 3,245,505 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 6,020,005 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Also, Mr. Icahn, by virtue of his relationship to Barberry (as disclosed in item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         Gail Golden has sole voting power and sole dispositive power with regard to 1,490 Shares.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                          No. of Shares               Price
         Name              Date             Purchased                 Per Share
         ----              ----             ---------                 ---------

         Barberry          10/20/00         108,900                    $21.0109

         Barberry          10/19/00         200,000                    $20.1019

         Barberry          10/18/00         172,300                    $19.0926

         Barberry          10/13/00       1,700,000                    $21.8409

         Barberry          10/12/00         114,300                    $21.9368

         Barberry          10/10/00         240,000                    $23.00

         Barberry          10/10/00         239,000                    $22.7186

         High River        10/17/00         250,000                    $19.4432

         High River        10/6/00           50,000                    $23.6458

         High River        10/5/00           50,000                    $24.980

         High River        10/4/00           50,000                    $25.3578

         High River        10/2/00          110,000                    $26.2951

         High River        9/29/00          150,600                    $27.0113

         High River        9/28/00           65,000                    $27.1907

         High River        9/27/00           95,000                    $26.9864

         High River        9/26/00          110,000                    $27.4009

         High River        9/25/00           55,800                    $28.0251

         High River        9/22/00           95,000                    $28.1223

         High River        9/21/00           73,500                    $28.6023

         High River        9/20/00          100,000                    $29.1446

         High River        9/18/00          103,500                    $28.8768

         High River        9/15/00           39,000                    $29.6585


                                      -10-





         High River        9/14/00           48,500                    $28.8847

         High River        9/13/00           58,500                    $28.708

         High River        9/12/00           50,000                    $27.4623

         High River        9/11/00           88,300                    $27

         High River        9/11/00          100,000                    $27.0611

         High River        9/8/00            75,000                    $26.8743

         High River        9/7/00            70,000                    $27.1285

         High River        9/6/00           120,100                    $26.693836

         High River        9/5/00            39,200                    $27.442291

         High River        9/1/00           108,700                    $27.497701

         High River        8/31/00           62,200                    $27.60915

         High River        8/30/00           48,800                    $27.253682

         High River        8/29/00           43,800                    $27.40964

         High River        8/28/00           43,905                    $27.736163

         High River        8/23/00           40,400                    $24.8222

         High River        8/23/00           10,000                    $24.687971

         Gail Golden       9/26/00              100                    $27.00


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000


BARBERRY CORP.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President

HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member

/s/ Gail Golden
GAIL GOLDEN



/s/ Carl C. Icahn
CARL C. ICAHN


      [Signature Page of Schedule 13D with respect to VISX, Incorporated]

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of VISX, Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of October, 2000.

BARBERRY CORP.


By:      /s/ Carl C. Icahn

         Name:  Carl C. Icahn
         Title: President

HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn

                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn

         Name:  Carl C. Icahn
         Title: Member

/s/ Gail Golden

GAIL GOLDEN


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


            [Joint Filing Agreement for Schedule 13D with respect to
                              VISX, Incorporation]